Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

July 22, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Edward M. Kelly, Esq.

Re:              Plycrete, Inc.
Registration Statement on Form S-1
Filed February 3, 2010
File No. 333-164684

Dear Mr. Kelly:

On behalf of Plycrete, Inc., a Nevada corporation (the “Company”), and in response to your letter dated March 1, 2010, regarding the Company’s Registration Statement to Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on February 3, 2010, the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1.  To the extent that you have any financial information available for the recently completed quarter, please provide a recent developments section to disclose and discuss such information.

Response:  The Company revised the disclosure to provide financial information for the most recently completed quarter.

Registration’s Statement’s Facing Page

2. Since the securities being registered are to be offered for six months following the registration statement’s effective date, tell us why Plycrete did not check the Rule 415 box.

Response:  The Company has checked the Rule 415 box as it was inadvertently left unchecked in the Form S-1.

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Our Business, pages 4 and 13

3. Since Plycrete is a development stage company, the statement, “We are a wholesaler…” is imprecise. Please revise.

Response:  The Company has revised its disclosure to specify that the Company is a development stage company.

Risk Factors, page 5

4. Disclosure on page 12 indicates that Plycrete’s directors and officers, Mr. Clement Guevremont and Ms. Madeleine Houle, are not residents of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Guevremont and Ms. Houle in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Guevremont and Ms. Houle based on the civil liability provisions of the United States securities laws. Include as a discrete risk factor disclosure of the difficulty that investors may have in effecting service of process on Plycrete’s directors and officers in the United Sates and in enforcing in the United States judgments obtained in United States courts against them based on the civil liabilities provisions of the United States securities laws. Further, if a substantial portion of Plycrete’s assets is located outside the United States, provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Plycrete and in enforcing in the United States judgments obtained in United States courts against Plycrete based on the civil liabilities provisions of the United States securities laws.

Response:  The Company has revised its disclosure to include a risk factor regarding the difficulty that investors may have in effecting service of process on Plycrete’s directors and officers in the United Sates and in enforcing in the United States judgments obtained in United States courts against them based on the civil liabilities provisions of the United States securities laws and the difficulty that investors may have in effecting service of process on Plycrete and in enforcing in the United States judgments obtained in United States courts against Plycrete based on the civil liabilities provisions of the United States securities laws.

Our officers and directors are engaged in other activities…, page 6; We depend on the efforts and abilities of our management…, page6

5. Disclosures indicate that Plycrete’s directors and officers may have additional responsibilities to provide management and services to other entities and outside demands on Plycrete’s management’s time may prevent them from devoting sufficient time to Plycrete’s operations. Specify the amount of time that Plycrete’s directors and officers are able to dedicate to Plycrete and its business.

Response:  The Company has revised its disclosure to specify the amount of time that Plycrete’s directors and officers are able to dedicate to Plycrete and its business.

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Because we may be subject to the “penny stock” rules…, page 7; We lack a public market for shares of our common stock…, page 8

6. Indicate whether Plycrete intends to apply for listing of its common stock on an exchange or for quotation of its common stock in the automated quotation system of a registered securities association.

Response:  The Company has revised its disclosure to indicate whether Plycrete intends to apply for listing of its common stock on an exchange or for quotation of its common stock in the automated quotation system of a registered securities association.

Security Ownership of Certain Beneficial Owners and Management, page 12

7. Disclosure that Mr. Clement Guevremont and Ms. Madeleine Houle are the beneficial owners of 8,000,000 shares of common stock appears inconsistent with disclosures elsewhere in the registration statement, including disclosures under “Dilution” on page 9 and “Transactions with Promoters” on page 13, that Mr. Clement Guevremont and Ms. Madeleine Houle were issued 8,450,000 shares of common stock in exchange for services. Please revise or advise.

Response:  Mr. Clement Guevremont and Ms. Madeleine Houle are the beneficial owners of 8,000,000 shares of common stock. The Company issued the 450,000 shares of common stock to its Canadian attorney. The Company has revised the disclosures under “Dilution” on page 9 and “Transactions with Promoters” on page 13 to specify that the Company issued the 450,000 shares of common stock to its Canadian attorney.

Our Supplier, page 14

8. Disclosure indicates that patents are pending for methods acquired under the license agreement. Provide us copies of the patent applications. Alternatively, provide us the serial/registration numbers assigned to the patent applications by the United States Patent and Trademark Office so that we may access the patents applications online.

Response: The Company has revised its disclosure to indicate the serial/registration numbers assigned to the patent application for the building panel. The patent was issued on May 11, 2010. Attached to this letter is the excerpt for Patent No. 7,712,270.

9. If Plycrete retains the “not intended to be complete” and “qualified in its entirety” language in the second paragraph’s last sentence, disclose that all material provisions of the license agreement are disclosed in the prospectus.

Response: The Company has revised to disclosure to remove “not intended to be complete” and “qualified in its entirety” language in the second paragraph’s last sentence.

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Our Competition, page 14

10. Disclosure in the third paragraph that “our patented assembly method…” is inconsistent with disclosure under “Our Supplier” on page 14 that the patent is pending. Please revise.

Response:  The Company has revised its disclosure under “Our Supplier” on page 14 to provide that the patent was issued on May 11, 2010 which is consistent with the disclosure of “our patented assembly method…” in the third paragraph of Our Competition on page 14.

Liquidity and Capital Resources, pages 16 and 17

11. Disclosures indicate that Plycrete received loans of $40,000 from three individuals. Advise what consideration Plycrete has given to filing the loan agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:  The Company has filed the loan agreements as exhibits to Amendment No. 1.

Recent Sales of Unregistered Securities, pages 19 and 56

12. We assume that the reference to an exemption specified by Section 5 of the Securities Act is inadvertent. Refer to Section 4 of the Securities Act, and revise or advise.

Response:  The Company has revised its disclosure to refer to Section 4 of the Securities Act.

Executive Compensation, page 20

13. Provide the disclosures in this section in the tabular formats specified by Item 402 of Regulations S-K. For additional guidance, you may wish to refer to Release No. 33-8732A.

Response:  The Company has revised its disclosures in this section in the tabular formats specified by Item 402 of Regulations S-K.

Financial Statements, page 22

General

14. To the extent that you have engaged in material transactions with related parties, please revise your registration statement to disclose these transactions as required by FASB ASC 850-10-50.

Response: The Company has revised its registration statement to disclose material transactions with related parties.  Specifically, Note 4 will be updated to reflect the related party transaction between Clem-G Plycrete, Inc., a private company controlled by Clément Guèvremont, who also serves as the Company’s president and director.

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Note 2. Summary of Significant Accounting Policies, pages 29 and 46

Recoverability of Long-Lived Assets, pages 30 and 47

15. Your disclosure states that “the company does not have any long-lived assets at this point;” however, it appears to us that your license agreement is a long-lived asset. Please advise or revise your registration statement as appropriate.

Response:  The Company has revised its disclosure and has accounted for the recoverability of its license in accordance with ASC 360.

Revenue Recognition, pages 31 and 48

16. We remind you that Staff Accounting Bulletin (“SAB”) No. 101 was amended by SAB No. 104. In this regard, please revise your note to state, if true, that you intend to recognize revenue in accordance with SAB No. 104.

Response:  The Company has revised its revenue recognition policy and removed the  reference to SAB No. 101 and updated the disclosure.

17. You state that “the Company will recognize revenues upon placement of the purchase order.” It does not appear to us that this statement would comply with SAB No. 104. Please revise your note or tell us how your policy complies with SAB No. 104.

Response:  The Company has revised its revenue recognition policy as follows: The Company’s revenues will be generated through the manufacturing of their products. The Company will ship their product to their suppliers. It is the policy that the Company will recognize revenues upon placement of the purchase order assuming that the price is fixed or determinable and that collection is reasonably assured. The Company will primarily ship products the same day as the purchase order is received. The customer will typically pay for products within a 30 day period. The right of return will exist for a small period subsequent to sale.

(Loss) Per Share of Common Stock, pages 32 and 48

18. Please revise your note to disclose the basic net loss per share as required by FASB ASC 260-10-50.

Response:  The Company’s disclosure contained a chart in Note 2 that reflects both the basic and diluted shares outstanding with the notation that the common stock equivalents are not included in the calculation of the diluted earnings per share for periods the Company has a loss because to do so would be anti-dilutive. The calculation of the earnings per share is reflected on the statement of operations and comprehensive loss. .

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Note 3 – Stockholders’ Equity (Deficit), pages 35 and 52

19. Please revise your note to disclose the nature of the services rendered by the company’s founders in exchange for the 8,450,000 shares of common stock.

Response:  The Company will revise its disclosure regarding the nature of the services rendered by the Company’s founders in exchange for the 8,450,000 shares of common stock.  Services performed by Clément Guèvremont and Madeleine Houle, two of the Company’s founders included: development of the license agreement, preparing the business plan, identifying strategic business partners and negotiating with suppliers.  Services performed by Alaine Houle, another founder, included: preparing the articles of incorporation, preparing the board minutes and the Company’s formation.

Note 4 – License Agreement, pages 36 and 52

20. Please revise to disclose the following:

•	Please specify the historical costs of the patents incurred by Clem-G Plycrete Inc. and how such costs were determined.

•	Clarify if your payment of $100,000 for your license agreement exceeded the historical cost of the patents.

•
We note that Clem-G Plycrete Inc. is controlled by Clement Guevremont, your president and director, and the license agreement represents a related party transaction with a shareholder. To the extent that the license was transferred at an amount in excess of its historical cost, please tell us what consideration you gave to recording the excess amount as a distribution. Reference by analogy to SAB Topic 5G.

Response:  The Company will revise its disclosure in regards to the acquisition of its license. Clem-G Plycrete, Inc. spent a total of $637,365 Canadian dollars in research and development and an additional $20,168 Canadian dollars in patent filing costs as derived from their historical financial statements.  The license acquisition price of $100,000 was sold below the historical costs referred to above and as such, the Company has not recorded the transaction as a distribution.

Note 5 – Notes Payable, page 53

21. Please revise your footnote to disclose the terms of each of the notes payable.

Response:  The Company has revised its footnote disclosure to include the date of issuance of the respective notes and the terms attributed to each note.

Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
July 22, 2010

Exhibit 5

22. Provide us an explanation and support for the assumptions under (ii) and (iii) in the third paragraph.

Response:  The legal opinion has been revised to remove assumptions (ii) and (iii) in the third paragraph.

Exhibit 23

23. Plycrete’s independent public accountants must consent also to being named under “Experts” in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Response:  The Company’s independent public accountants have revised their consent to include being named “Experts” in the registration statement.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated March 1, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Plycrete, Inc.

/s/ Clement Guevremont
Clement Guevremont
Chief Executive Officer

US007712270B2

(12) **United States Patent**
Guevremont

(10) **Patent No.:** **US 7,712,270 B2**
(45) **Date of Patent:** **May 11, 2010**

(54) **BUILDING PANEL**

(76) Inventor: **Clément Guevremont**, 1777, Cédar, Mascouche, Quebec (CA) J7L 1W6

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 260 days.

(21) Appl. No.: **11/653,313**

(22) Filed: **Jan. 16, 2007**

(65) **Prior Publication Data**

US 2008/0168735 A1 Jul. 17, 2008

(51) **Int. Cl.**
E04H 1/00 (2006.01)

(52) **U.S. Cl.** **52/235**; 52/592.1; 52/779; 52/745.2; 52/592.3

(58) **Field of Classification Search** 52/264, 52/266, 271, 284, 483.1, 578, 585.1, 591.1, 52/592.3, 592.4, 592.5, 592.6, 506.05, 569, 52/270, 747.1, 436, 596.1, 285.1, 591.4, 52/592.1, 79.9, 474, 475.1, 479, 788, 789.1, 52/788.1, 798, 777, 764, 762, 780, 79.12, 52/783.1, 787.1, 792.1, 779, 604, 745.2, 52/592.2, 235

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

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(Continued)

Primary Examiner—Robert J Canfield
Assistant Examiner—Matthew J Gitlin
(74) *Attorney, Agent, or Firm*—Equinox Protection; Franz Bonsang, Patent Agent

(57) **ABSTRACT**

An improved building panel is presented to make wall surface assemblies on structural building frames. The edge-sealed building panel includes with self-aligning features between adjacent horizontal edges for quick mating and assembly. The building panels have protuberant upper edges mate with grooves on the lower edges for improved sealing and weatherproofing, due to the interlocking shape and the use of compliant seals between the edges. The horizontal mating edge shapes enable pivoting assembly by engaging the building panel obliquely and swinging it onto the wall surface. Vertical mating surfaces with compliant seals are shaped to engage perpendicularly to the wall plane, so that the compliant seals clamp shut without in-plane relative motion, improving seal integrity.

17 Claims, 4 Drawing Sheets